FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of November 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:November 08, 2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 08 November 2006
                            Unilever Agrees Settlement


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Exhibit 99




    UNILEVER AGREES SETTLEMENT

Rotterdam, 8 November 2006 - Unilever N.V. today announced that it has agreed a settlement with the main parties in the legal dispute over its 1999 Unilever N.V. Preference Shares. These parties, with whom constructive talks have been held, include the Dutch Shareholders Association, VEB, and several institutional shareholders.

Unilever N.V. will pay an amount of EUR1.38 (plus interest of EUR0.16) compensation per Preference Share held at the beginning of 24 March 2004, the day on which Unilever N.V. announced its intention to convert the Preference Shares into N.V. Ordinary Shares. Unilever N.V. also agreed to reimburse the VEB and the other parties who initiated the Enterprise Chamber procedure for costs and expenses.


The agreement is subject to the requirement that all Preference Shareholders who requested the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry join in the agreement. It also includes a term that the signatories will no longer take legal action against Unilever.


The offer will be extended to all those other former Preference Shareholders who held Preference Shares at the beginning of 24 March 2004.


Payment is expected to be made as from 1 February 2007.


The settlement follows publication on 8 September 2006 of the report of the investigators appointed by the Enterprise Chamber. The criticisms made in the report related to communications but did not extend to Unilever's decision to convert the Preference Shares into Ordinary Shares in 2004 which was acknowledged to be correct.


The Unilever Board set up a Board Committee composed of independent non-executive Board members and chaired by Professor Wim Dik to deal with the matter. The Committee, which was supported by external legal advisers, considered the matter carefully and recommended that the Unilever Board settle the dispute with those who held the Preference Shares at the beginning of 24 March 2004.


The Board agreed with the recommendation, concluding, without any admission of liability, that it is in the best interest of Unilever and its shareholders to settle this issue rather than enter into potentially lengthy and uncertain litigation.


It cannot be excluded that, notwithstanding this settlement agreement, other former Preference Shareholders may still take legal action. If so, Unilever is confident about the strength of its legal position vis-a-vis those parties.


Unilever previously announced a provision of EUR300 million for possible compensation along with its Q3 results.


This announcement today does not yet constitute an offer to the eligible former Preference Shareholders. The offer, including further details such as information on the duration of the offer and other conditions, will be made public in the short term.

                                  - - - - - -


2006




SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ' expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.